Exhibit 99.1

Excellent Achievements for Clearmind’s Proprietary MEAI that was Included in U.S. Congress’ Emerging Therapies Bill to Expand Veteran Access to Innovative Treatments

This is the first time MEAI, Clearmind’s next-generation, non-hallucinogenic neuroplastogen, has been named in U.S. federal legislation

Vancouver, Canada, Feb. 03, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on the discovery and development of novel neuroplastogen-derived therapeutics to solve major under-treated health problems, today welcomes the inclusion of its proprietary compound, MEAI (5-methoxy-2-aminoindane,or5-MeO-AI ), in newly introduced bipartisan legislation in the U.S. Congress.

The Expanding Veterans’ Access to Emerging Treatments Act of 2026 (H.R. 7091) directs the Department of Veterans Affairs (VA) to establish an investigational research and extended access treatment program for innovative and emerging therapies that address unmet medical needs in veterans.

Covered therapies explicitly include psilocybin, MDMA, MEAI (5-MeO-AI), 5-MeO-DMT, ibogaine, ketamine, and others as designated by the Secretary of Veterans Affairs. This marks the first time MEAI, Clearmind’s proprietary, next-generation, non-hallucinogenic neuroplastogen, has been named in U.S. federal legislation. If passed, H.R. 7091 would transform clinical treatment across a variety of covered conditions, including Alcohol Use Disorder, by developing VA-supported clinical trials and extended access protocols using these emerging treatments.

“We so greatly appreciate Congress introducing H.R. 7091, which offers a transformational opportunity for veterans suffering from alcoholism, post-traumatic stress disorder and other conditions to access emerging, promising therapies. We also appreciate the recognition of MEAI, a non-hallucinogenic neuroplastogen with the transformative potential to improve the health of veterans,” said Clearmind Medicine CEO Dr. Adi Zuloff-Shani, PhD. “We believe, this bipartisan milestone in Washington, D.C., underscores growing support for innovative, evidence-based approaches to conditions like post-traumatic stress disorder, which remains a significant challenge for many veterans.”

“This bill, with the inclusion of MEAI and other innovative therapies, forges a new vocabulary for evidence-based psychedelic healing,” said Melissa Lavasani, Founder and CEO of the Washington, D.C, non-profit Psychedelic Medicine Coalition.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses how H.R. 7091, if passed, would transform clinical treatment across a variety of covered conditions, including Alcohol Use Disorder, by developing VA-supported clinical trials and extended access protocols using these emerging treatments, how MEAI has the transformative potential to improve the health of veterans and the growing support for innovative, evidence-based approaches to conditions like post-traumatic stress disorder. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.